Ur-Energy Expands Wyoming Operations Office – Hires Environmental, Health, Safety and
Regulatory Affairs Manager & Production Geologist

Denver, Colorado (Marketwire – September 24, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “the Company”) welcomes John W. Cash, CMSP to its Casper, Wyoming Operations Team as the Environmental, Health, Safety and Regulatory Affairs Manager. Mr. Cash joins the Ur-Energy team from Crow Butte Resources, Inc. (Power Resources Inc./Cameco) where he worked as Operations Superintendent. Prior to Crow Butte, Cash worked for Rio Algom Mining in the capacity of Environmental, Health, Safety and Regulatory Affairs Manager. Cash is a Certified Mine Safety Professional (CMSP) as well as an approved MSHA Safety Trainer. He received his Bachelor of Science in Geology and Geophysics as well as his Master of Science in Geology and Geophysics from the University of Missouri-Rolla. He is also a Fellow of the World Nuclear University Summer Institute 2005.

The Company also welcomes John K. Cooper as its Production Geologist. Cooper comes from working as a Project Geologist for Power Resources Inc. (Cameco) at the Smith Ranch/Highland Site. He earned both his Bachelor and Masters of Science (Geology) from East Carolina University and was a member of the East Carolina University chapter of Sigma Gamma Epsilon (a national Earth Sciences honor society).

The Casper office relocated its office to a larger location in order to accommodate the fast-paced personnel and operational expansion. The office square footage was increased from 2,400 square feet to 9,200 square feet. The new location provides adequate space to grow as well as a warehouse area to service field and delivery trucks, field supply storage, etc.

Wayne Heili, Vice President of Mining, stated, “I am pleased with the progress the Casper office has experienced in such short order. It is a credit to the professionalism and experience of the employees we have on board. We’ve gone from a two man office to more than a dozen personnel in six months, and we did this while maintaining an aggressive schedule to advance our uranium ISR mining projects. Mr. Cooper and Mr. Cash have the experience and abilities to enhance our already strong field and office team. Their addition has strengthened Ur-Energy’s position as a leader in the junior mining sector and positions us well as we move our properties towards production."

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring its Lost Creek Wyoming uranium deposit into production in 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.